# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3050 Post Oak Blvd, Suite 510-T80,, Houston,, Texas (TX), 77056
Date of event which requires filing of this statement: 01/28/2026
Amends the filing with accession number 0001493152-25-017511
Filed by CIK 0002034617
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F.,No. 61, Sec. 4, New Taipei Bouleva,, Xinzhuang District, New Taipei City 242, Taiwan (F5), F5, 886-37-581999

## Reporting persons
- Taiwan Carbon Nano Technology Corporation (CIK 0002034617): type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 989,925; sole dispositive power 989,925; shared dispositive power 0; aggregate amount beneficially owned 989,925 (13.62% of the class)
  Comment: The number of securities in Row 7 includes 989,925 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the "Issuer"), owned directly by Taiwan Carbon Nano Technology Corporation ("TCNT"), which are subject to a voting agreement between TCNT and Ainos Inc., a Cayman Islands corporation ("Ainos KY"). The percentage in Row 13 is based the sum of, (i) 4,812,634 shares of Common Stock outstanding as of November 13, 2025 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 13, 2025, (ii) 950,000 shares of Common Stock granted and vested on November 25, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on November 7, 2025, (iii) 19,531 shares issued for service fee; (iv) 323,846 shares issued from December 5, 2025 to January 28, 2026 in the Issuer's at-the-market offering, and (v) 1,160,000 shares of Common Stock issued to ScentAI Inc. on December 30, 2025.
  
  Except as set forth below, there are no changes to the information set forth in the Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 3050 Post Oak Blvd, Suite 510-T80,, Houston,, Texas (TX), 77056
Comment: This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D first filed with the Securities and Exchange Commission on August 21, 2024 (the "Original Statement"), as amended and restated by Amendment No. 1 dated October 9, 2025, Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 6, 2024, the Issuer entered into the License Agreement with TCNT. Pursuant to the License Agreement, TCNT has agreed to assign and grant, and the Company has agreed to accept, an exclusive, irrevocable, and perpetual license of certain invention patents and patent applications related to gas sensors and medical devices (the "Licensed Patents"), in exchange for 5,500,000 shares of the Common Stock, at a price per share of 1.05 times the highest closing sale price of the Common Stock during the 30-trading day period preceding the effective date of the License Agreement. On August 15, 2024, the Issuer issued the 5,500,000 shares to TCNT pursuant to the License Agreement. On June 30, 2025, the Issuer effected an one-for-five reverse stock split of its common stock. From June 25, 2025 through October 6, 2025, TCNT sold a total of 62,794 shares of the Common Stock. On January 28, 2026, TCNT sold 46,000 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: TCNT sold the shares of the issuer's common stock for general operating purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Statement are hereby amended and restated as follows:

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Amendment No. 1.
Transactions in the class effected during the past sixty days:
Since the most recent filing of Schedule 13D on October 9, 2025, the following transactions have occurred:

On January 28, 2026, TCNT sold 46,000 shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the parties to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares (other than their respective records owner).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
TCNT directly holds 989,925 shares of Common Stock.

On January 1, 2026, Ainos KY and TCNT entered into a voting agreement (the "Voting Agreement") with respect to the voting stock of the Issuer held by TCNT. Pursuant to the Voting Agreement, TCNT has agreed to vote all of the voting stock of the Company that is current owns or will acquire in the future in the manner determined by Ainos KY in its sole discretion. The Voting Agreement will continue in effect until the first anniversary and shall automatically be extended for additional one (1) year periods unless the otherwise terminated. The Voting Agreement will cease to apply to a particular stockholder when the stockholder holds no shares in the Issuer.

Except as set forth herein, the reporting person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Voting Agreement, dated January 1, between Ainos, Inc. and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, Chung-Yi Tsai, Chih-Heng Lu, Taiwan Carbon Nano Technology Corporation, and Hsin-Liang Lee (incorporated by reference to Exhibit 1 of the Amendment No.14 to the Schedule 13D filed by Ainos Inc. with the SEC on January 30, 2026).

## Signatures
- Taiwan Carbon Nano Technology Corporation: /s/ Chun-Hsien Tsai, Chairman, Chief Executive Officer (01/30/2026)